Exhibit 99.1

NEWS RELEASE

VALCENT PRODUCTS INC.
(formerly Nettron.com Inc.)

August 5, 2005 Valcent Products Inc. (OTC BB: VCTPF; CUSIP: 918881103)

The Company is pleased to announce that it has completed a licensing agreement for the exclusive worldwide marketing rights to certain current products and a right of first offer on future products developed by MK Enterprises LLC. Current products are:

SONIC SKINCARE SYSTEM

The sonic Skincare System is a personal hygiene product that lifts deep-seated impurities locked in skin pores; exfoliate the surface of the epidermis; improve the transfer of skin nutrients from epidermal creams; increase blood circulation and open blood vessels in applied areas; stimulate the body’s natural processes to speed healing & boost immunity, enhance collagen formation/repair, and delay/minimize the skin’s natural tendency to wrinkle. The System utilizes specific frequencies of ultrasonic vibrations and interchangeable attachments to achieve the desired results. The System is compact, self-contained and powered by a rechargeable battery. The sonic Skincare System has disposable pads that easily snap on the application head and it will be sold with special soaps/cleansers/creams designed to maximize the desirable effects. Initial trials show that the system has a very positive impact, not only on skin beauty, but also on the skin’s health.

THE DUST WOLF

Connecting to standard vacuum cleaner, the Dust Wolf is a unique and versatile multi-purpose duster that specializes in dusting irregular surfaces, including Venetian blinds and keyboards. The Dust Wolf is ergonomically designed and functions proficiently with a sophisticated dual impeller system. The negative air pressure creates a powerful rotation and the brush material develops a slight electrostatic charge as it rotates past the cover, working similar to an electromagnet that picks up dust particles on its long fibers. As the brush rotates against the cover it knocks the dust particles free where they are sucked up into vacuum hose. Unlike most other dusters, the Dust Wolf removes the dust particles from the environment rather than displacing them into the air.

THE TOMORROW GARDEN KIT

The Tomorrow Garden Kit is designed to take advantage of MK Enterprises LLC proprietary Plant Tissue Culture (PTC) and offers, direct to the consumer, an easy to use kit featuring plants not readily available in the marketplace. These plants are of superior quality with guaranteed “As Advertised” traits and have significantly improved “fresh life” span. The PTC process allows select plants to be replicated without genetic manipulation.

PTC or ‘micro-propagation’ is a laboratory process that allows for the rapid production of mass quantities of genetically identical plants. Currently individually packaged cut herbs have a shelf life of approximately seven days and vendors normally “write-off” 20% of inventory due to perishable losses. Alternatively, Tomorrow Garden Kit is a live product and has a shelf life of three (3) to six (6) months. Amazingly, Tomorrow Garden Kit only requires ambient light to survive with no watering, or maintenance. With MK’s PTC technology, the grocer will receive the most consistent, highest quality herbs available.

SUMMARY

The Company will be contracting out manufacturing to certain original equipment producers located in Juarez Mexico, which is adjacent to El Paso where the Company has an office. The Company intends to have all three products market ready by late October of this year.

The Company intends to sell the sonic Skincare System into the retail market for $149.05 U.S. and plans to produce 300,000 units before November 2006; it intends to sell the Dust Wolf into the retail market for $24.95 U.S. and to produce 500,000 units before November 2006; and intends to retail the Tomorrow Garden Kit for $29.95 U.S. and to produce 600,000 units by November 2006.

In exchange for the worldwide marketing rights to the above products and to develop future products with MK Enterprises LLC the Company has agreed to issue MK Enterprises LLC and its assigns 20 million common shares, of which 10,041,317 have been issued and the balance reserved for issuance, pay a $125,000 U.S. license fee, pay costs related to the development of the products since March 17, 2005 and royalties as to $10 U.S. per Skincare System unit sold, $2 U.S. per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC, that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 U.S. for the second license year and $50,000 U.S. per year thereafter. For any new products acquired they will be subject to minimum royalties of $50,000 U.S. per year beginning in the second year. To keep the overall master license in good standing the Company has agreed that beginning in the second license year that the total of royalties plus other fees paid to MK Enterprises LLC shall be at least $400,000 U.S. per year.

In conjunction with the master license agreement the Company also engaged the services of MK Enterprises LLC to consult on the development of the products for $156,000 US per year plus a relocation allowance of $8,000 U.S.

FINANCE

To finance the purchase of the license agreement and to provide working capital for its development the Company is issuing $1,500,000 U.S. in 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 US in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common shares at $0.50 U.S. for three years and one class B warrant which will entitle him to purchase an additional common shares at $1.00 U.S. for three years. The holders of the convertible notes may, subject to trickle out provisions over 10 months, may elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 U.S. The Company may, subject to notice provisions and the common shares trading above $1.50 U.S. per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest. In conjunction with this financing the Company has agreed to pay finders fees of 10% of the gross proceeds in cash, up to 300,000 finders A warrants whereby the holders shall have the right to purchase 300,000 common shares at $0.50 U.S. per share for three years and up to 500,000 finders B warrants whereby the holders shall have the right to purchase 500,000 common shares at $0.75 U.S. per share for three years. To date the Company has issued $1,080,000 in convertible notes.

Mr. Edward Ford, Mr. Gary Read and Mr. Malcolm Rogers have resigned from the Company’s board of directors and they have been replaced with Mr. F. George Orr and Mr. Carlton Parfitt. Mr. Orr is a Chartered accountant who has been active with public companies for over 15 years and has also been active with MK Enterprises LLC where he was assigned a portion of the shares and royalties noted above. Mr. Parfitt is an independent businessman. Mr. Douglas Ford resigned his offices as acting president and secretary of the Company but has retained his directorship. Mr. Orr has been appointed the Secretary of the Company. Mr. Glen Kertz, an independent businessman and shareholder and president of MK Enterprises LLC has been appointed as the Company’s new acting president.

“George Orr”
Director

The Company’s web site is www.valcentproducts.com.
For more information please contact:   Steve McGuire or Bob Faris
1-800-877-1626or 604-606-7979

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors effecting the Company's operations, markets, products and prices and other factors discussed in the Company's various filings with the Securities and Exchange Commission.